UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPEX Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Richard Rofé
(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number of Class of Securities)

Richard Rofé
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Telephone: (516) 466-5258
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:
Sadis & Goldberg LLP
551 Fifth Avenue, 21st Floor
New York, New York 10176
Attention: Paul D. Fasciano, Esq.
Tel: (212) 573-8025

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐  Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  Third–party tender offer subject to Rule 14d–1.

☐  Issuer tender offer subject to Rule 13e–4.
☐  Going–private transaction subject to Rule 13e–3.
☐  Amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Page 1 of 3 pages

EXPLANATORY NOTE

Mr. Richard Rofé, the Filing Person under this Schedule TO, has filed on the date hereof with the Securities and Exchange Commission, together with the other Reporting Persons thereunder, a Schedule 13D (the “Schedule 13D”), relating to the Common Stock of CPEX Pharmaceuticals, Inc. (the “Company” or the “Issuer”). Set forth below is the complete text of Item 4 of the Schedule 13D.

ITEM 4.          Purpose of Transaction.

          The Reporting Persons acquired the shares of Common Stock for the purpose of obtaining a significant equity position in the Company and considered the Common Stock to be an attractive investment at the price levels at which they acquired the Common Stock. Further, it is the current intention of Mr. Rofé (through an entity owned and controlled by Mr. Rofé), subject to the penultimate paragraph of this Item 4, to commence a tender offer for 100% of the outstanding shares of Common Stock that are not already owned by the Reporting Persons (the “Contemplated Tender Offer”).

          Mr. Rofé currently intends to offer to purchase shares in the Contemplated Tender Offer at a price of $14.00 per share (the “Contemplated Purchase Price”). The Contemplated Purchase Price represents a 29% premium to the Issuer’s 20-day volume weighted average price (“VWAP”), a 30% premium to the Issuer’s 60-day VWAP and a 32% premium to the Issuer’s 90-day VWAP (in each case starting with the date prior to the date of filing of this Statement). The Issuer’s average daily volume (“ADV”) over the past 20, 60 and 90 days has been 13,451 shares, 6,399 shares, and 5,045 shares, respectively. Absent the Reporting Persons’ trading activity in the Common Stock, the Issuer’s ADV would have been 1,832 shares, 2,123 shares, and 1,948 shares, respectively, for the referenced 20, 60 and 90 day trailing periods. The Reporting Persons believe that their trading activity has contributed significantly to the liquidity and price level of the Issuer’s Common Stock.1

          Mr. Rofé currently expects that the Contemplated Tender Offer would be subject to the Board of Directors of the Company redeeming in full the Rights under the Company’s Rights Agreement dated as of June 13, 2008 (the “Rights Plan”) (among other customary closing conditions), but would not be subject to a financing contingency.

          As required, Mr. Rofé has disclosed in this Item 4 his current intention as of the date hereof. Nothing contained in this Item 4 or elsewhere in this Statement is, or shall be construed to be, the commencement or announcement of a tender offer or otherwise an offer to purchase or a solicitation of an offer to sell any Common Stock or any other securities of the Company; and the filing of this Statement does not, nor shall it be construed to, trigger any provisions of the Rights Plan (including without limitation a “Distribution Date” thereunder). The Contemplated Tender Offer may be commenced only by a formal offer to purchase and letter of transmittal which would be mailed to all shareholders of record as of a recent date. If the Contemplated Tender Offer is announced and commenced, as Mr. Rofé currently intends, the Company’s shareholders should read the tender offer statement and other related documents when they become available because they will contain important information; the tender offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by Mr. Rofé.

          The Reporting Persons have engaged management and certain members of the board of directors on several occasions over the past several months. The interactions included making presentations to and receiving presentations from management and certain Board members. The Reporting Persons provided letters to management outlining both strategic and financial actions the Reporting Persons believed the Board and management should pursue to improve the financial and operating performance of the business. The Reporting Persons did not receive a satisfactory response to its inquiries and recommendations. In recent days, the Reporting Persons contacted management to request to meet with management prior to making this filing. Management failed to accept an invitation to meet.

1 The premiums price analysis is based on volume and price information from end of day on January 6, 2010. To calculate the VWAP, the Reporting Persons multiplied closing price for each trading day by the total volume traded on that day, aggregated the same, and divided the result by the total volume traded for the period in question. To calculate the volume contribution by persons other than the Reporting Persons, the Reporting Persons subtracted the volume it traded on any given day from the total shares traded on that day. The Reporting Persons relied on third party sources for market data in the calculation of the Issuer’s closing price and daily trading volume, which they believe but do not represent to be accurate.

Page 2 of 3 pages

          The Reporting Persons’ have an interest in maximizing the value of their investment in the Company. To this end, the Reporting Persons intend continually to review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the Board of Directors of the Company, making recommendations to members of management concerning various business strategies, other strategic partnerships, dividend policies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

          Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 3 of 3 pages